UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number:  001-38777

CannTrust Holdings Inc.

(Name of registrant)

3280 Langstaff Road

Unit 1

Vaughan, Ontario

L4K 4Z8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANNTRUST HOLDINGS INC.

Date: February 20, 2019	By:	/s/ Greg Guyatt
Name: Greg Guyatt
Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	News Release dated February 13, 2019 announcing new Chief Financial Officer

99.2	Form 51-102F3 - Material Change Report regarding appointment of new CFO, dated February 19, 2019

99.3	News Release dated February 20, 2019 announcing CannTrust to start trading on NYSE on February 25, 2019